ALE Group Holding Limited

Unit 1005, 10/F, Tower A, New Mandarin Plaza,

14 Science Museum Road, Tsim Sha Tsui, Hong Kong

September 4, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549

Attn: Cara Wirth

Re:	ALE Group Holding Ltd Amendment No. 1 to Registration Statement on Form F-1 Filed June 29, 2020 File No. 333-239225

Dear Ms. Wirth:

ALE Group Holding Limited (the “Company”, “ALE,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 30, 2020 regarding our Amendment No. 1 to Registration Statement on Form F-1 filed on June 29, 2020. For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. An amended Registration Statement on Form F-1 filed publicly accompanying this Response Letter is referred to as Form F-1.

Amendment No. 1 to Registration Statement on Form F-1

Use of Proceeds, page 31

1.	We note that you plan to use the proceeds of the offering for, among other things, "expansion of new offices" and "merger and acquisitions." If the proceeds will be used to acquire assets, other than in the ordinary course of business, please briefly describe the assets and their cost. If the proceeds will be used to finance acquisitions of other businesses, please give a description of such businesses and information on the status of the acquisitions. Refer to Item 3.C of Form 20-F.

Response: The Company acknowledges the Staff’s comment and has included revised disclosure on page 31 of Form F-1. The Company has not identified any assets to acquire as of the date of this response letter and as a result, it has decided not to allocate proceeds of the offering for such purpose. The Company has updated the disclosure in Use of Proceeds in Form F-1 on page 31.

Executive Compensation, page 73

2.	Please update this section to include information as of the most recently completed fiscal year end. Refer to Item 6.B of Form 20-F.

Response: The Company acknowledges the Staff’s comment and has included revised disclosure on page 68 of Form F-1.

Principal Shareholders, page 74

3.	Please complete the third, fourth and fifth columns of this table.

Response: The Company acknowledges the Staff’s comment and has included revised disclosure on page 69 of Form F-1.

Taxation, page 87

4.	It appears that you do not intend to file a tax opinion relating to the U.S. tax consequences of this transaction. Please tell us why you have determined that such a tax opinion is not required for this transaction considering, for example, the uncertainty relating to your PFIC status. Refer to Item 601 of Regulation S-K and Section III.A of Staff Legal Bulletin No. 19. In addition, please update your disclosure in this section regarding your PFIC status for the taxable year ended March 31, 2019 and the taxable year ended March 31, 2020, or tell us why an update is not necessary. Finally, given the third opinion on the second page of Exhibit 5.1, please revise this section of the registration statement to state that the disclosure relating to tax consequences under BVI law is the opinion of Conyers, and include an Exhibit 8 opinion in the exhibit index with a cross-reference to Exhibit 5.1. Refer to Section III.B of Staff Legal Bulletin No. 19.

Response: The Company acknowledges the Staff’s comment and has filed a tax opinion relating to the U.S. tax consequences of this transaction herewith. The Company has updated its disclosure regarding its PFIC status on page 83 of Form F-1. The Company acknowledges the Staff’s comment and has stated that the disclosure relating to tax consequences under BVI law is the opinion of Conyers on page 85 of Form F-1, and included an Exhibit 8.1 in the exhibit index with a cross-reference to Exhibit 5.1.

General

5.

We note that on June 28, 2020 you approved, upon the consummation of the offering, to divide then issued and outstanding shares at a ratio of 960:1. Please revise to refer to this division as a "stock split" or "forward stock split" throughout the filing. Additionally, revise to include pro forma EPS to reflect this stock split wherever historical EPS is presented throughout the filing pursuant to Rule 11-01(a)(8) of Regulation S-X. Also revise to include a subsequent events footnote to the financial statements to disclose the stock split and board decision to increase the number of authorized shares pursuant to

ASC 855-10-50.

Response: The Company acknowledges the Staff’s comment and has revised this division as a “stock split” or “forward stock split” throughout the filing. The Company notes that on June 28, 2020, the shareholders and the board of the Company approved, upon the consummation of the offering, to increase the authorized shares of the Company and divide then issued and outstanding shares (post the offering) at a ratio of 960:1. On July 17, 2020, the shareholders and the board of the Company further approved to effect both actions prior to the consummation of the offering as well as the Amended and Restated Memorandum and Articles of Association (the “Amended and Restated Charter”). On July 21, 2020, Company filed Amended and Restated Charter with the Registrar of Corporate Affairs of the British Virgin Islands (the “Registrar”) to increase the authorized shares of the Company from 50,000 ordinary shares, par value $1.00 per share, to 48,000,000 ordinary shares, par value $0.001041667 per share, and effected a forward stock split of all issued and outstanding shares at a ratio of 960:1, effective immediately following the filing of the Amended and Restated Charter. The Company has completed the increase of authorized shares and forward stock split and the on July 21, 2020, prior to the offering. As a result, the Company has updated the disclosure in the F-1 throughout the filing relating to such corporate event and updated the financial statements accordingly.

6.	Please disclose the manner of determination of the offering price, including who established the price or who is formally responsible for the determination of the price, the various factors considered in such determination and the parameters or elements used as a basis for establishing the price. Refer to Item 9.A.2 of Form 20-F.

Response: The Company acknowledges the Staff’s comment and has included such disclosure of determination of the offering price on page 32 of Form F-1.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Joan Wu at jwu@htflawyers.com or by telephone at (212) 530-2208.

Very truly yours,

/s/ Poon Tak Ching Anthony
Poon Tak Ching Anthony CEO

cc:	Joan Wu
Hunter Taubman Fischer & Li LLC

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